Sanofi-aventis receives a non approvable letter from the FDA for dronedarone
(MULTAQ™) in the treatment of Atrial Fibrillation/Atrial Flutter

- New filing expected during the first semester of 2008 -

Paris, France, August 31 2006 - Sanofi-aventis announced today that it has received a non approvable letter from the U.S. Food and Drug Administration (FDA), Division of Cardiovascular and Renal Products, for dronedarone (MULTAQ™), in the treatment of Atrial Fibrillation / Atrial Flutter.

A new filing in the United States is expected during the first semester of 2008 on the basis of the clinical data of the ongoing ATHENA study.

ATHENA is a prospective, multinational, double-blind, randomized trial evaluating the effects of dronedarone (400 mg bid) versus placebo over a minimum follow-up duration of 12 months in atrial fibrillation or flutter patients (AF/AFL). The primary objective of the study is to assess the efficacy of dronedarone in preventing cardiovascular hospitalizations or death from any cause, and the secondary objective is to evaluate on a large scale the tolerability of dronedarone in the targeted population of patients suffering from atrial fibrillation.

Following the recommendation of the Steering Committee, the ongoing ATHENA study sample size was extended from 3700 patients to 4300 patients to attain the planned events rate. Recruitment should be completed by the end of 2006.

Dronedarone (MULTAQ™) is a new anti-arrhythmic drug (AARD), discovered and developed by sanofi-aventis in the management of atrial fibrillation and atrial flutter.

Atrial fibrillation, which affects approximately 2 million Americans, is a condition in which the upper chambers of the heart beat in an uncoordinated and disorganized fashion, resulting in a very irregular and fast heart rhythm. Atrial fibrillation, which is the most common type of irregular heart beat, can cause palpitations, shortness of breath and fatigue. The condition is increasingly frequent with advancing age and is often caused by age-related changes in the heart or as a result of cardiovascular disease.

About sanofi-aventis

Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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e-mail: IR@sanofi-aventis.com

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Investor Relations Department
Europe Tel: + 33 1 53 77 45 45               US Tel: + 1 212 551 40 18
e-mail: IR@sanofi-aventis.com